Exhibit 12.1

Simon Property Group, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the six months ended June 30,				For the year ended December 31,
	2006		2005		2005		2004		2003		2002
Earnings:
Pre-tax income from continuing operations	$291,834		$204,862		$473,557		$466,128		$441,560		$527,888

Add:
Pre-tax income from 50% or greater than 50% owned unconsolidated entities	19,784		19,537		49,939		46,124		60,614		46,633

Minority interest in income of majority owned subsidiaries	4,358		5,560		13,743		9,687		7,277		10,498

Distributed income from less than 50% owned unconsolidated entities	17,820		23,716		66,165		45,909		42,939		37,811

Amortization of capitalized interest	1,557		1,389		2,772		2,525		1,845		1,872

Fixed Charges	466,964		443,492		904,324		748,643		684,226		673,562
Less:
Income from unconsolidated entities	(49,805)		(32,383)		(81,807)		(81,113)		(101,093)		(77,389)

Interest capitalization	(15,339)		(7,388)		(15,502)		(15,546)		(10,916)		(5,507)

Earnings	$737,174		$658,785		$1,413,191		$1,222,357		$1,126,452		$1,215,368

Fixed Charges:
Portion of rents representative of the interest factor	4,517		4,307		8,869		7,077		5,489		4,236

Interest on indebtedness (including amortization of debt expense)	447,109		431,797		879,953		726,020		667,821		663,819

Interest capitalized	15,339		7,388		15,502		15,546		10,916		5,507

Fixed Charges	$466,964		$443,492		$904,324		$748,643		$684,226		$673,562

Ratio of Earnings to Fixed Charges	1.58	x	1.49	x	1.56	x	1.63	x	1.65	x	1.80	x

For purposes of calculating the ratio of earnings to fixed charges, “earnings” have been computed by adding fixed charges, excluding capitalized interest, to income (loss) from continuing operations including income from minority interests and our share of income (loss) from 50%-owned affiliates which have fixed charges, and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures.  There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists.  “Fixed charges” consist of interest costs, whether expensed or capitalized, the interest component of rental expenses and amortization of debt issue costs.

The computation of ratio of earnings to fixed charges has been restated to comply with FASB Statement No. 144 which requires the operating results of the properties sold in the current year to be reclassified to discontinued operations and requires restatement of previous years’ operating results of the properties sold to discontinued operations.